ROBERTS REALTY INVESTORS, INC.
450 Northridge Parkway, Suite 302
Sandy Springs, Georgia 30350
March 13, 2009
VIA IDEA
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Karen J. Garnett, Assistant Director

	Re:	Roberts Realty Investors, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-3 Filed January 29, 2009 File No. 333-82453
Dear Ms. Garnett:
On behalf of Roberts Realty Investors, Inc., this letter responds to the comment letter dated February 20, 2009 regarding Post-Effective Amendment No. 1 to the registration statement referenced above. To be consistent with the style used in that filing, I use the terms “we” and “our” in this letter to refer to Roberts Realty Investors, Inc. rather than to myself as an individual. The numbered paragraph below corresponds to the numbered paragraph of the comment letter, which we have extracted from the comment letter and repeated here in italics for ease of reference.
General
1.	We note your disclosure beginning on page 22 that “[w]e provide below a general summary of the material” federal tax consequences. We also note on page 2 of exhibit 8.1, that counsel is of the opinion that the disclosure in the prospectus is “accurate” in all material respects. Please have counsel to revise the opinion to actually opine upon your REIT qualification.
Response
In response to this comment and after discussions between our counsel and Mr. Duc Dang, Staff Attorney, we are filing today Post-Effective Amendment No. 2 to the registration statement referenced above that includes a revised form of the tax opinion from our counsel as Exhibit 8.1. The amendment also includes a legal opinion and an accountant’s consent, both of which are unchanged from the previous filing except that they are dated today. Based on discussions with Mr. Dang, we understand that the revised tax opinion is acceptable to the Staff and adequately addresses this comment.
In connection with the amendment that we are filing today, please note that we have also revised the preliminary prospectus:
•	to reflect the proper tense with respect to our description of the recent special distribution, which was paid on January 29, 2009; and

•	to include a specific reference in the Incorporation by Reference section to our Current Report on Form 8-K filed on January 29, 2009 and to all additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of initial registration statement and prior to the effectiveness of the registration statement.

Ms. Karen J. Garnett
March 13, 2009

In connection with responding to the Staff’s comment, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing responds appropriately to the Staff’s comment letter. If you have any questions, please contact the undersigned at (770) 394-6000 or Charles D. Vaughn of the Atlanta office of Nelson Mullins Riley & Scarborough LLP at (404) 322-6189.

Sincerely, Roberts Realty Investors, Inc.
By:	/s/ Charles R. Elliott
Charles R. Elliott
Chief Financial Officer